CENTURY COMMUNITIES, INC.

8390 East Crescent Parkway, Suite 650

Greenwood Village, Colorado 80111

June 28, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Jay Ingram, Legal Branch Chief, Office of Manufacturing and Construction

Re:	Century Communities, Inc.
Registration Statement on Form S-4
File No. 333-217750

Request for Acceleration of Effectiveness

Dear Mr. Ingram:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, Century Communities, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (as amended, the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern time, on June 29, 2017, or as soon thereafter as practicable.

The Registrant understands that the staff of the U.S. Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as confirmation by the Registrant of its awareness of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the registered securities covered by the Registration Statement.

If you have any questions regarding the foregoing, please contact our counsel, Mark J. Kelson of Greenberg Traurig, LLP at (310) 586-3856. In addition, it would be greatly appreciated if you could please call Mr. Kelson to notify him when the Registration Statement has been declared effective.

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Sincerely,

Century Communities, Inc.

By:	/s/ Dale Francescon
Dale Francescon
Chairman of the Board of Directors and Co-Chief Executive Officer

cc:	Chris Ronne, Staff Attorney
(U.S. Securities and Exchange Commission)

Robert J. Francescon
David L. Messenger
(Century Communities, Inc.)

Dustin L. Bogue
W. Allen Bennett
(UCP, Inc.)

Ross A. Fieldston
Jeffrey D. Marell
(Paul, Weiss, Rifkind, Wharton & Garrison LLP)

Mark J. Kelson
Clifford E. Neimeth
(Greenberg Traurig, LLP)